Anil Dhirubhai Ambani Group

RECEIVED

2008 JUL 14 P 1:37

FICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

[redacted]

08003778

July 10, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted a letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed with
1.	Distribution of shareholding for the quarter ended June 30, 2008	Clause 35 of the listing agreement	BSE & NSE
2.	Corporate Governance report for the quarter ended June 30, 2008	Clause 49 of the listing agreement	BSE & NSE
3.	Free Float Indices for the quarter ended June 30, 2008	BSE requirement	BSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Thanking you.

Very truly yours
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

dw 7/15

PROCESSED
JUL 16 2008
THOMSON REUTERS

RECEIVED

2008 JUL 14 P 1:37

OFFICE OF INTERNATIONAL CORPORATE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 8, 2008

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code : 500111

Dear Sir,

Ref: Free Float Indices
Sub: Shareholding pattern as on June 30, 2008

Enclosed please find the details of the Shareholding pattern of our Company as on June 30, 2008 in the prescribed forms, viz. Form 'A', Form 'B' and Form 'C'.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl.: a/a

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
-8 JUL 2008
CONTENTS NOT VERIFIED
SIGN.

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
	1 Indian Individuals/HUFs	3 45 32 416	14.06
	2 Indian Corporate Bodies/Trusts/Partnerships	1 05 47 292	4.29
	3 Independent Directors & Relatives	5000	0.00
	4 Present Employees	2874	0.00
	5 Banks/Financial Institutions	272959	0.11
	6 Central/State Govt.	53077	0.02
	7 Central/ State Govt. Institutions	0	0.00
	8 Insurance Companies	5772812	2.35
	9 Mutual Funds	3799182	1.55
	10 Venture Funds/ Private Equity Funds	0	0.00
	11 Customers	0	0.00
	12 Suppliers	0	0.00
	Sub Total A	**5 49 85 612**	**22.39**
B	**BASED OVERSEAS**		
	13 Foreign Individuals	0	0.00
	14 Foreign Corporate Bodies	13 934	0.01
	15 Foreign Institutional Investors (SEBI-registered)	5 68 69 586	23.15
	16 Non Resident Indians (Individuals)	11 20 317	0.46
	17 Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**5 80 03 837**	**23.61**
C	**GDRs/ADRs/ADSs**	1511077	0.62
	Sub Total C	**1511077**	**0.62**
D	**OTHERS (Please specify here)**	0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**11 45 00 526**	**46.61**
	Grand Total	**24 56 32 800**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	13 11 32 274	53.39
Total Free-float	11 45 00 526	46.61
Grand Total	**24 56 32 800**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	18 61 17 886	75.77
Total Foreign Holding	5 95 14 914	24.23
Grand Total	**24 56 32 800**	**100.00**

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED

Scrip Code	500111	Quarter Ended	30-Jun-08

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	AAA Enterprises Private Limited	12 63 89 839	51.45	I-A-2
2	Sonata Investments Limited	30 00 000	1.22	I-A-2
3	Reliance Innoventures Private Limited	5 76 450	0.23	I-A-2
4	Kokila D. Ambani	5 45 126	0.22	I-A-1
5	Anil D. Ambani	2 73 891	0.11	I-A-1
6	Tina A Ambani	2 63 474	0.11	I-A-1
7	Jaianmol A. Ambani	83 487	0.03	I-A-1
8	Jaianshul A. Ambani	5	0.00	I-A-1
9	Hansdhwani Trading Company Pvt Ltd	2	0.00	I-A-2
	TOTAL	13 11 32 274	53.39	

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED

Scrip Code	500111	Quarter Ended	30th June, 2008

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Quantum (M) Limited	99 47 639	4.05	II-B-15	NIL
2	Morgan Stanley Investments (Mauritius) Limited	63 48 428	2.58	II-B-15	NIL
3	Life Insurance Corporation Of India	53 67 750	2.19	II-A-8	NIL
4	J.P.Morgan Asset Management (Europe) S.A.R.L.A/C Jp Morgan Funds -Emerging Markets Equityfund	32 07 778	1.31	II-B-15	NIL
	Total	**2 48 71 595**	**10.13**		

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 8, 2008

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub: Quarterly Compliance Report on Corporate Governance for the quarter ended June 30, 2008 under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended June 30, 2008.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
-8 JUL 2008
CONTENTS NOT VERIFIED
SIGN.

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

Report on Corporate Governance for the quarter ended June 30, 2008

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	49 1	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual certification for 2007-08 has been obtained. Annual certification for 2008-2009, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report for the financial year ended March 31, 2008 will be complied in the 22nd Annual Report -2007-08. Report for the financial year ended March 31, 2009 will be complied in the 23rd Annual report 2008-09.
VII. Compliance	49 (VII)	YES	

For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 8, 2008

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code: 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub. : Compliance under Clause 35 of the Listing Agreement

In terms of clause 35 of the Listing agreement, we enclose herewith the statement of shareholding pattern of the Company for the quarter ended June 30, 2008.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For RELIANCE CAPITAL LIMITED

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl.: a/a

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
- 8 JUL 2008
CONTENTS NOT VERIFIED
SIGN

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE CAPITAL LIMITED

BSE - Scrip Code : 500111 NSE Scrip Symbol: RELCAPITAL As on : June 30, 2008

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
	(a) Individuals/Hindu Undivided Family	12	11 65 983	11 65 978	0.48	0.47
	(b) Central Government/State Governments	-	-	-	-	-
	(c) Bodies Corporate	8	12 99 66 291	12 99 66 289	53.24	52.91
	(d) Financial Institutions/Banks	-	-	-	-	-
	(e) Any Other (Specify)					
	Sub -Total (A)(1)	**20**	**13 11 32 274**	**13 11 32 267**	**53.72**	**53.39**
(2)	**Foreign**					
	(a) Individuals(Non-Resident Individuals/Foreign Individuals)	-	-	-	-	-
	(b) Bodies Corporate	-	-	-	-	-
	(c) Institutions	-	-	-	-	-
	(d) Any Other (Specify)	-	-	-	-	-
	Sub -Total (A)(2)	-	-	-	-	-
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**20**	**13 11 32 274**	**13 11 32 267**	**53.72**	**53.39**
(B)	**Public Shareholding**					
	(1) Institutions					
	(a) Mutual Funds /UTI	247	37 99 182	37 31 583	1.56	1.55
	(b) Financial Institutions/Banks	362	2 72 959	2 56 283	0.11	0.11
	(c) Central Government/State Governments	51	53 077	2 812	0.02	0.02
	(d) Venture Capital Funds	-	-	-	-	-
	(e) Insurance Companies	16	57 72 812	57 72 632	2.36	2.35
	(f) Foreign Institutional Investors	557	5 68 69 586	5 68 63 520	23.30	23.15
	(g) Foreign Venture Capital Investors	-	-	-	-	-
	(h) Any Other (Specify)					
	Sub -Total (B)(1)	**1 233**	**6 67 67 616**	**6 66 26 830**	**27.35**	**27.18**
	(2) Non-Institutions					
	(a) Bodies Corporate	7 225	1 05 47 292	1 04 63 798	4.32	4.29
	(b) i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	13 24 121	3 11 58 246	2 44 28 410	12.76	12.68
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	57	33 82 044	33 59 544	1.39	1.38
	(c) Any Other (Specify)					
	1 NRIs/OCBs	16 208	11 34 251	8 31 268	0.46	0.46
	Sub -Total (B)(2)	**13 47 611**	**4 62 21 833**	**3 90 83 020**	**18.93**	**18.82**
	Total Public Shareholding B=(B)(1)+(B)(2)	**13 48 844**	**11 29 89 449**	**10 57 09 850**	**46.28**	**46.00**
	TOTAL (A) +(B)	**13 48 864**	**24 41 21 723**	**23 68 42 117**	**100.00**	**99.38**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**15 11 077**	**15 11 077**	-	**0.62**
	GRAND TOTAL (A)+(B)+(C)	**13 48 865**	**24 56 32 800**	**23 83 53 194**	**100.00**	**100.00**

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	12 63 89 839	51.45
2	Sonata Investments Limited	30 00 000	1.22
3	Reliance Innoventures Private Limited	5 76 450	0.23
4	Kokila D. Ambani	5 45 126	0.22
5	Anil D. Ambani	2 73 891	0.11
6	Tina A Ambani	2 63 474	0.11
7	Jaianmol A. Ambani	83 487	0.03
8	Jaianshul A. Ambani	5	0.00
9	Hansdhwani Trading Company Pvt Ltd	2	0.00
	TOTAL	13 11 32 274	53.39

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Quantum (M) Limited	99 47 639	4.05
2	Morgan Stanley Investments (Mauritius) Limited	63 48 428	2.58
3	Life Insurance Corporation Of India	53 67 750	2.19
4	J.P.Morgan Asset Management (Europe) S.A.R.L.A/C Jp Morgan Funds - Emerging Markets Equityfund	32 07 778	1.31
	TOTAL	**2 48 71 595**	**10.13**

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	Category of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	Promoter	4 91 26 560	20.00
	TOTAL		**4 91 26 560**	**20.00**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in *statement at para(I)(a)* above}
1	GDRs	15 11 077	15 11 077	0.62
	TOTAL		**15 11 077**	**0.62**

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	NIL		-	-
	TOTAL		-	-

END

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